 SPHERIX

September 28, 2009

VIA FACSIMILE

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Malone

RE:	Spherix Incorporated
Registration Statement on Form S-3 (File No. 333-161531)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1993, as amended, Spherix Incorporated (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on October 1, 2009, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with this request, we acknowledge to the Commission that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James E. Baker, Jr. at (410) 385-8122 if you have any questions regarding this matter.

6430 Rockledge Drive, #503

Bethesda, MD  20817

Tel.:  (301) 897-2540

Fax:  (301) 897-2567

www.spherix.com

Thank you for your assistance.

Very truly yours,

SPHERIX INCORPORATED

By:	/s/ Robert L. Clayton
Robert L. Clayton,
Chief Financial Officer